UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.CURRENT REPORT

Commission File Number 000-53718

CTM MEDIA HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

11 Largo Drive South
 Stamford, CT 06907
(203) 323-5161
 (Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

Class A Common Stock, par value $0.01
Class B Common Stock, par value $0.01
(Title of each class of securities covered by this Form)

N/A
 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date: 94

Pursuant to the requirements of the Securities Exchange Act of 1934, CTM Media Holdings, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

CTM MEDIA HOLDINGS, INC.

By:	/s/ Marc E. Knoller
Name:	Marc E. Knoller
Title:	Chief Executive Officer

Dated: December 13, 2011